ONE GOLDEN THREAD

We design to remind - you are always golden inside.



onegoldenthread.com Los Angeles, CA

Highlights

1. $22M cumulative net revenue since 2020, ~$5.6M in 2025.
2. 36%+ returning customer rate, reflecting deep brand loyalty and repeat wear
3. ~78%+ gross product margins driven by disciplined sourcing and near-shore production
4. Founder-led lovestyle brand built on durability, comfort, and timeless design
5. $740k+ B2B revenue booked YTD, up from less than 6 figures in 2025
6. Ethically crafted with a give-back model - one tree planted per sale, 177k+ planted to date
7. 3X featured in Forbes, Fast Company "World Changing Idea", Esquire "Most Stylish Hoodie Award"

Featured Investors



Brian Swette Follow

Entrepreneur, Investor, Fortune 100 Board Member

"A better product ultimately wins in the marketplace. There isn't a product that feels and looks better than One Golden Thread."



Scott Hetterman Follow

Athlete, Entrepreneur, Investor

"Right away I knew this was something special. The values, the vision, the vibration, the fits, and the feeling are next level. That's what sold me as a customer and that's what sold me as an investor."



 **Ankush Gera** [Follow]

Investor, Entrepreneur

"I invested in One Golden Thread because I believe the most enduring companies are built at the intersection of product, purpose, and community. I have seen how rare it is for a founder to hold a clear vision through the inevitable pressures to chase trends or optimize only for growth. Jeff has done something different. He has built a brand with spirit.

One Golden Thread is not simply selling apparel. It is creating products people feel connected to, experiences people remember, and a commun..."

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 **Michael Crafton** [Follow]

Entrepreneur, Founder & CEO, Strategic Investor

""I invested in One Golden Thread because Jeff is building something rare. This is not a clothing brand. It is a movement built around the idea that what we wear, how we live, and the people we connect with are part of the same thread. That belief shows up in every product, every event, and every customer experience.

What sets this company apart is not just the product, though the product is exceptional. It is the conviction behind it. Jeff has stayed true to a vision that puts purpose ahead ..."

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 **Christopher Mayer** [Follow]

Impact Family Office Investor

"I invested in One Golden Thread first of all because I love the clothes. But also because of One Golden Thread's focus on creating clothing that people will value and want to keep long-term. I was drawn to the emphasis on craftsmanship and quality. These combinations are difficult to replicate and worth supporting. Further, brands that do achieve an emotional resonance with their customers can become far more valuable than the market initially expects."

 **Matt Wiggins** [Follow]

Entrepreneur, Investor, Venture Builder

"Over the years, I've learned that the greatest investments are rarely just products or companies—they're people. After building and investing across ventures dedicated to innovation, human systems, and long-term value creation, I've come to trust the energetic imprint behind a founder as much as the business itself. Jeff Scult is a human of the highest integrity, with a rare channel of creativity that leaves a signature mark on everything he touches. ONE GOLDEN THREAD is not simply a clothing..."

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 **Talbot Steel** [Follow]

Founder, Investor, Strategist

"After decades investing in companies ranging from angel-stage startups to late-stage pre-IPO ventures, you develop a sixth sense for what's real and what's simply well-presented. Brands operating in the consciousness space can be especially skilled at greenwashing—creating a polished veneer of meaning without the substance to support it. Whether ONE GOLDEN THREAD becomes a true unicorn investment remains to be seen, but what I can say with confidence is that it possesses all the right ingredi..."

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Team

 **Jeff Scult** Founder & CEO `SPV Voting Proxy`

Entrepreneur, storyteller, and builder with over 20 years of experience launching and leading ventures across advertising and product. First-time designer at 51—creating something uncommon: a clothing brand born from pure intent.

jeffscult.com


Rebecca Zuber Sherr   COO

30-year fashion veteran with leadership roles at Ralph Lauren, Victoria's Secret, and Nike. Leads commercialization, supply chain, and production across vertically integrated facilities in Los Angeles and Mexico, ensuring operational excellence.


Manu Laude   CRO/CMO

20-year digital marketing leader across omni-channel ecosystems, building community-driven brands that scale with integrity. At One Golden Thread, Manu bridges performance and storytelling—expanding reach while protecting the signal.


Brenton Bryant   Head of Customer & Affiliate Bliss

Steward of the One Golden Thread community experience—where every touchpoint becomes a thread of connection. With roots in purpose-driven movements, Brenton weaves satisfaction, care, and elevation across customer and affiliate journeys.


Rebecca Rogers   Director, Social & Badassadors

30-year producer and environmentalist leading social storytelling and community amplification. She weaves narrative through the digital architecture—activating Badassadors and aligning message with mission.


Josh Robertson   General Manager

Seasoned operator across corporate, startup, and philanthropic landscapes, integrating operations, creative, and finance. Josh brings clarity, stewardship, and grounded leadership as One Golden Thread prepares for scale.

in

We craft "connection clothes" people live in. For life.



Connection clothes: to self, to community, to planet.

Ethically sourced, luxurious, and timeless.

The somatic connection nature, minimalist-inspired design, and the performance of movement.

And a quiet signal that we are each part of the one golden thread connecting us all.

See what people have to say about us:


OGT Press Highlights
One Golden Thread
TRAVELFREAK
Watch on YouTube

Investment Snapshot

Since launch, One Golden Thread has demonstrated strong traction and community alignment.


ONE GOLDEN THREAD
$22M
CUMULATIVE NET REVENUE SINCE 2020
43,290
CUSTOMERS WORLDWIDE
194,000
TREES PLANTED
202,690
PLASTIC-FREE PACKAGING SENT

Key Highlights

- **$22M** - Cumulative revenue since 2020, **$5.6M** - Net revenue in 2025
- **41,938** - Customers worldwide, **49 Countries** - Global distribution, **7,000+ U.S. Cities** - Domestic reach
- **78% -** Product gross margin, **$275 -** Average order value, **$587 -** Customer lifetime value
- <8% - Return rate (industry avg 15–30%)
- **177,000+** Trees planted, **185,000+** Plastic-free shipments
- **$981,600+** of business development deals closed in H1 2026, representing a new area of significant growth potential for the brand

2026 Q1 Performance

The brand continues to exhibit resilience to macro-economic conditions. **Net sales in Q1 2026 grew 28.4% YoY with an ad spend increase of only 8.6%**, thus exhibiting increased marketing efficiency.





B2B & Partnerships Expansion

In May, 2026, One Golden Thread closed its largest single business partnership - **over $700,000 in revenue,** featuring our Long Sleeve TreeSilk™ Hoodie Tee with a custom bespoke detail hand-stitched onto every garment.

Organizations and artists aligned with our mission are coming to us, recognizing there is no better garment to gift, to gather in, to wear as a symbol of something shared.

Breakthrough to Profitability

With the improvements and efficiencies to the core business and the expansion into B2B, One Golden Thread has broken through to profitability YTD in 2026, and we're on track for a profitable year - a major landmark after the previous years when we in growth mode.

The community has spoken, and expressed us as a beloved brand:

41,000 customers across 49 countries. A return rate under 8%. Customers who don't just buy once - they come back, they tell friends, they invest.

The hard work is done. The foundation is built. What comes next is scale.

More product. More partners. More golden souls finding their way home.

What We Create

We started with one question:

What would the *perfect tee* look like?

Not a T-shirt.

A Tree Shirt.



"My old shirt? Just a regular shirt. This shirt, a fucking rocket ship."

- Edgel B.



91,000 units sold, 2,000+ five-star reviews, featured across major media.


"WORLD'S BEST TEE"
ASKMEN GUY GEAR AWARDS 2024
askmen
Fully Reversible & Temperature Regulating
Arm-Hugging Mid-Bicep Sleeves
Elongating Design
Breathable Durable Soft TreeSilk™ Fabric
Naturally Antimicrobial

From there, the expanded collection centers on "elevated elementals" - timeless versatile wardrobe staples - spanning from tops, bottoms, outerwear and accessories.

While our product began and is still steered towards menswear, our clothes are "unisexy" and we have a growing women's collection.



One Golden Thread Design Detail

A minimalist design of a golden thread is woven into the each garment — a design detail that sparks recognition and often inspires connection between strangers no more. And to wear the mantra that we are part of the one golden thread that connects us all.





OGT Nature-Tech



We spent years developing a proprietary fabric and design system to create clothing people don't want to take off.

TreeSilk™ is One Golden Thread's proprietary fabric blend combining regenerative **European Beech Tree TENCEL™ fiber** with **Supima, the top 1% of long-staple cotton.**

- Breathable
- Temperature regulating for year long wear - cools and warms
- Exceptionally soft and durable
- Naturally stretchable in all directions

Customers often describe the feeling simply: **"Better than naked. My new second skin."**



Elevated Elementals Designed for Life

What defines our product:

- TreeSilk™ proprietary fabric (TENCEL™ + ethical cotton)
- **Temperature-regulating,** breathable, ultra-soft
- **Multi-functional design** (reversible, adaptable, travel-ready)
- **Signature silhouettes** built for movement and longevity
- **Ethically made in Los Angeles** and trusted global partners

In a culture increasingly defined by speed, noise, and division, One Golden Thread offers something refreshingly simple:

Clothing designed for life — and a quiet signal of connection.



Born in LA

Crafted close to home.

- Much of the knitting, dyeing, and finishing in Los Angeles (including DTLA)

- Produced with specialized, women-owned fabrication partners

- Ethical labor. Responsible production. High craftsmanship

Available globally online and through our flagship on [Abbot Kinney Boulevard](#).



Why This Brand Wins

One Golden Thread succeeds where many apparel brands struggle because it combines **authentic founder vision, proprietary material innovation, disciplined production, and a deeply engaged community that amplifies the brand organically.**

The result is a company built not just on marketing — but on product experience, word-of-mouth discovery, and a growing global community of people who simply love living in the clothes.





Exceptional Product-Market Fit

Customers consistently describe One Golden Thread simply as:

"Clothes to live in for life."

• **Return rate**: under 8% (industry avg 15–30%)

• **Average order value**: $275

• **Customer lifetime value**: $587 and growing

When garments become the pieces people reach for again and again, they often become the most valuable items in the closet over time.

Founder-Led, Community-Amplified

One Golden Thread is guided by a clear founder vision while growing through a deeply engaged global community.

More than **41,000 customers across 49 countries and 7,000+ U.S. cities** wear One Golden Thread today.

Many discover the brand through friends, conversation, and shared experience.

Many investors first became customers — and then chose to invest.

This alignment between **founder authenticity, product experience, and community participation** creates a resilient foundation for long-term growth.



Unique and Expansive Market Opportunity

Most clothing forces a tradeoff:

- Comfort **or** performance

- Sustainability **or** durability

- Style **or** everyday function

Fast fashion is disposable.

Fast fashion is disposable.

Athleisure is optimized for workouts — not life.

Luxury is expensive — but often impractical.

We created something better.

One Golden Thread exists at the intersection of ethical fashion, affordable luxury, athleisure, and streetwear.

TAM - Approaching 1 Trillion by 2030.



STREET
$210B TAM
Supreme
Fear of God
Stüssy
ETHICAL FASHION
$10B TAM
Patagonia
TOMS
Allbirds
AFFORDABLE LUXURY
$131B TAM
Buck Mason
James Perse
Marine Layer
ATHLEISURE
$422B TAM
Lululemon
Vuori
Varley
ONE GOLDEN THREAD

ZEN STREET LEISURE - We created new hybrid category unto our own

There is no true **everyday uniform** built for how people actually live.

We craft uniforms for life.

Ethically sourced clothing designed **first for luxurious comfort and everyday life,** with the **stretch, breathability, thermodynamic, temperature regulation, and durability associated with performance apparel.**



Signature silhouettes and thoughtful functional details — including reversibility, hidden pockets, and adaptable textures — allow many garments to serve multiple roles across environments.

From travel to work. From movement to everyday life.

Customers often summarize the experience simply:

pack lighter, do more.

By designing garments that serve multiple purposes, One Golden Thread allows

By designing garments that serve multiple purposes, One Golden Thread allows people to **fit more life into the overhead compartment — with fewer pieces that do more.**


"WORLD'S
#1 RATED
BEST TRAVEL
CLOTHES."
TRAVEL FREAK

Our Clothes Are Unisexy

We are a masculine-focused brand that is unisexy, with 40% of our customers being women, who love the cozy comfort of our clothes as well.



We've tested an exclusive women's capsule collection with sell-out success, and a true women's category expansion remains a strategic area of growth - either as a new line or spin-off entity.



A Regenerative Business Model

The Problem: Clothing is among the World's most extractive polluting industries, poisioning the Planet & People.

- **80 Billion** new pieces of clothing are made every year
- 87% will be disposed in a landfill or incinerator within just 18 months

- 87% will be disposed in a landfill or incinerator within just 18 months
- **Only 3%** of disposed clothes are made from sustainable fibers
- **38%** of micro plastics in the ocean come from tossing and washing polyester clothing.



Photo copyright Shawn Heinrichs

Our Solution:

One Golden Thread operates with a simple guiding principle:

Give back more than we take to create.


ONE GOLDEN THREAD
RE: SOURCED™
REGENERATIVE FABRICS
INNOVATE FROM NATURE
PLANT TREES
REPLENISH NATURE
We stand with the principles of Interbeing.

To date:

• **177,000+ trees planted worldwide**

• **185,000+ garments shipped without plastic packaging**

Regeneration is embedded directly into the operating model.To date:


THREADS OF IMPACT
177,000+ TREES PLANTED
ONETREEPLANTED

Strong Growth Levers

Growth has been driven by product experience, word-of-mouth, and story-driven digital marketing — reaching a community of creators, entrepreneurs, and everyday leaders who value comfort, connection, and conscious living. Community Engagement

Badassador Affiliate Program

Our brand is deeply rooted in community and our success is tethered to a global network of **OGT "Badadassadors"** finding each other in the world and proactively

sharing the brand with others via our **affiliate program.**

Creator Communities

One Golden Thread is beloved by creator communities - those larger-than-life golden souls. The Rockstars. The actors. The musicians living life full tilt, threading gold through everything they touch.

We are proud to be among their chosen.

We **partner with aligned creators** on product collaborations, pop-ups, and events.

And for those whose vision and values are vibrationally aligned, we create curated **artist capsule collections** where the clothes are **a benevolent canvas for co-creation.**



B2B Partnerships

Anywhere people come together around a shared idea, a shared value, a shared experience - our clothes have become the uniform of choice.

We craft custom capsule collections for aligned organizations: bespoke prints, signature details, hand-finished touches that make each piece unmistakably theirs - and unmistakably OGT.

This year, One Golden Thread closed its largest single business partnership - over $700,000 in revenue, featuring our Long Sleeve TreeSilk™ Hoodie Tee with a custom bespoke detail hand-stitched onto every garment.

The pipeline is growing. The fit is obvious.

Digital Marketing

We efficiently acquire new customers through online advertising, social media, and lifecycle marketing.

We create **story-driven, engaging content** that reflects the values of the brand - often featuring artists, musicians, athletes, and community leaders.

Experiential Retail

Our flagship Abbot Kinney store serves as a real world footprint and hub for not only retail sales, but also a **place for the community to gather** through events in our backyard Oasis garden.

The AK store has enabled us to not only generate more top line but has also served as as a key new customer acquisition element as well.





Product Development

We continue to introducing new silhouettes, and are elevating the collection through fabric innovation and new fabric blends.

The product road map sharpens the collection while staying rooted in ease, movement, and intelligent design, and keeps the brand ahead of copycats through continued innovation in silhouette, texture, and material presence.



Use of Funds

Your investment will help OGT grow around three levers:

1. Product Expansion

Expansion across new categories and use cases to reach a growing customer base.

2. Digital Growth

Scale efficient customer acquisition and retention.

3. Experiential Retail

Expand beyond our Abbot Kinney Boulevard flagship





Why Invest Now

1. Consumers are rejecting disposable fashion
2. Comfort and quality has become non-negotiable
3. Expansive growth opportunity

We've already crossed the hardest thresholds:

- Proven product-market fit
- Strong margins
- Global customer base
- Organic community growth
- Scalable supply chain

More product. More customers. More momentum. Community Stewardship.

For the first time, One Golden Thread is opening the company to community investment.

Customers, supporters, and brand fans can now participate as owners.

Investors receive:

- Opportunities to provide product feedback
- Early product previews
- Invitations to gatherings and experiences
- Direct quarterly founder updates

A Values-Aligned Investor Community

One Golden Thread has been community-funded by design — not because it was trendy, but because it was true. Beginning with our Seed Round and through our Series A, we've raised over $4 million to date while maintaining a remarkably clean cap table rooted not only in sound business principles, but in energetic integrity.

We have always believed capital is energy, and who sits around the table matters as much as the capital itself. This next Community Round continues that philosophy: inviting in values-, vision-, and vibrationally-aligned humans who believe business can transcend transaction and become a force for connection, regeneration, shared prosperity, and meaningful impact on the planet.





Founder Letter

Hi — I'm Jeff Scult.

Founder and designer of One Golden Thread.

In 2016 I ran a simple social experiment.

I tied golden threads on people's wrists as a reminder that we're all connected.

Those threads sparked conversations everywhere I went.

Then a question appeared.

What if the thread lived in the clothing itself?

So I set out to design something I couldn't find anywhere — the world's perfect tee.

Except it wouldn't really be a T-shirt.

*It would be a **Tree Shirt**.*

*Today more than **41,000 people** wear One Golden Thread around the world.*

*Together we've grown the company to **$22M in cumulative revenue since 2020**, while building a community rooted in connection, creativity, and regeneration.*

*Now, for the first time, we're opening a **community investment round**.*

Many of you already own a piece of One Golden Thread to wear.

*Now we invite you to **own a piece of the company as well**.*

Together we rise.

Jeff Scult

Founder & Designer



Jeff Scult's journey towards creating One Golden Thread on Mankind of A Big Deal.

In Closing

We don't just make clothing.

We create a uniform for how people want to live.

we create a uniform for how people want to live.

One Golden Thread began as a symbol of connection.

Today, it's a growing global movement.

And we're just getting started.

Join us — before the next stage of scale.

We invite you to own a piece of what we're building together.

Always remember, never forget...



You are Golden. We are all part of the one golden thread that connects us all.



The original vision, in 2016, by digital artist Dreamscape, capturing Jeff's original vision as a world in harmony with nature.